FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 17, 2011

Exhibit 99.1

China Medical Technologies Reports First Fiscal Quarter Financial Results

Beijing, China, August 16, 2011 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, announced its unaudited financial results for the first fiscal quarter ended June 30, 2011 (“1Q FY2011”) today.

1Q FY2011 Highlights

	For the Three Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Net revenues	186,170	237,111	36,685	27.4%
Net income	33,678	35,728	5,528	6.1%
Diluted earnings per ADS*	1.29	1.35	0.21	4.7%
Non-GAAP net income	57,011	90,452	13,995	58.7%
Non-GAAP diluted earnings per ADS*	2.18	3.42	0.53	56.9%
Adjusted EBITDA	105,152	154,289	23,871	46.7%

	For the Three Months Ended
	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	US$	% change
	(in thousands)
Net cash provided by operating activities	37,339	62,243	9,630	66.7%

	As of
	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	US$	% change
	(in thousands)
Cash and cash equivalents	1,123,818	1,239,458	191,763	10.3%
Trade accounts receivable, net	481,096	565,061	87,422	17.5%
Convertible notes	2,752,304	2,669,914	413,076	(3.0)%

Outlook for second fiscal quarter ending September 30, 2011

	For the Three Months Ending September 30, 2011		Year over Year
	RMB	US$	% change
(in millions except for per ADS information)
Target net revenues	238.0 – 240.0	36.8 – 37.1	17.9 – 18.9%
Target non-GAAP net income	82.0 – 84.0	12.7 – 13.0	25.4 – 28.4%
Target non-GAAP diluted earnings per ADS*	3.07 – 3.15	0.47 – 0.49	22.8 – 26.0%

Outlook for the full fiscal year ending March 31, 2012

	For the Fiscal Year Ending March 31, 2012		Year over Year
	RMB	US$	% change
(in millions except for per ADS information)
Target net revenues	970.0 – 995.0	150.1 – 153.9	15.2 – 18.1%
Target non-GAAP net income	315.0 – 325.0	48.7 – 50.3	15.4 – 19.0%
Target non-GAAP diluted earnings per ADS*	11.75 – 12.13	1.82 – 1.88	13.1 – 16.7%

The above targets are based on the Company’s current views on operating and market conditions, which are subject to change.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We have recently implemented the first steps of two new initiatives which will support our long term growth,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “We have established a collaboration with Da An Health for our domestic market as well as a collaboration with Leica Microsystems for both the domestic and the international markets. Da An Health is a fast growing independent laboratory service network serving mainly small and mid-size hospitals in China. We believe this collaboration will help us penetrate over time a new and big customer group for our molecular diagnostic products in a cost effective way. The collaboration with Leica Microsystems is to implement our strategy to enter the international market for our products through partnerships with leading global players. The partnership with Leica Microsystems substantially reduces our business risks and costs associated with entering the international market considering the complicated regulatory approval processes, medical reimbursement conditions and distribution channels in different countries and regions. The joint research and development with Leica Microsystems to automate our FISH probes on Leica’s BOND system is important for the high volume users such as independent laboratory service networks in major global markets as well as existing and potential high volume hospital users in China. We are working closely with our new partners to realize the value of these collaborations for all of us. Meanwhile, we are also in discussion with a number of leading global players for different types of collaborations for our other molecular diagnostic products.”

“Our DSO increased in recent quarters due to slower payment from some of our ECLIA distributors and the change in our sales mix,” commented Mr. Sam Tsang, Chief Financial Officer of the Company. “ECLIA distributors normally pay in about 3 months but some of them took longer time to pay in the past few quarters. Slower payments from distributors indicate a possible risk of bad debt, and we have recently taken measures to control this risk including lowering credit limit for certain slow paying distributors and control over the order fulfillment for these distributors according to their payments. Meanwhile, we are adding new distributors to diversify the risk. The change in sales mix relates to the increasing portion of our revenues from our molecular diagnostic products which we sell to hospitals directly. These hospitals normally pay us in 6 to 12 months and the bigger the hospital, the longer the payment cycle. However, we consider the risk of bad debt from these hospitals to be very low considering that they are tier 1 hospitals, have a strong financial position and are government-owned. Recently, we have increased compensation of our direct sales personnel based on collection from hospitals to increase incentive for collection. On the other hand, despite the increase in DSO in the past few quarters, we still generated sizeable cash flows from operations. We expect our DSO to become stable and decline in the coming quarters.”

“We are confident in handling our convertible debts before maturity,” further commented Mr. Sam Tsang. “The nearest maturity of convertible debts is approximately US$17 million in November this year which is a small amount considering our cash position of approximately US$192 million. The next maturity of approximately US$247 million of convertible debts will be in August 2013. We believe that our current cash position, our future free cash flows and our access to other sources of funds such as commercial banks in China will provide sufficient liquidity to pay off the debts before maturity. We have noticed that the debts have been trading at a substantial discount which is favorable to us.”

1Q FY2011 Unaudited Financial Results

The Company reported net revenues of RMB237.1 million (US$36.7 million) for 1Q FY2011, representing a 27.4% increase from the corresponding period of FY2010.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment mainly includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products.

Molecular diagnostic system sales for 1Q FY2011 were RMB156.1 million (US$24.2 million), representing a 44.5% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in usage of the Company’s FISH probes by hospitals as well as the significant increase in sales of SPR-based HPV-DNA chips to hospitals during 1Q FY2011.

Immunodiagnostic system sales for 1Q FY2011 were RMB81.0 million (US$12.5 million), representing a 3.7% increase from the corresponding period of FY2010.

Gross margin was 62.9% for 1Q FY2011 which decreased year-over-year from 67.0% for the corresponding period of FY2010. The year-over-year decrease was primarily due to the reclassification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in 2Q FY2010. Such factor was partially offset by the positive impact of more contribution from the sales of FISH probes and HPV-DNA chips which generate higher gross margin and a decrease in the number of free ECLIA analyzers provided to distributors and free SPR analyzers provided to hospitals. Non-GAAP gross margin was 83.1% for 1Q FY2011 which increased year-over-year from 79.1% for the corresponding period of FY2010. The year-over-year increase in non-GAAP gross margin was primarily due to more contribution from the sales of FISH probes and HPV-DNA chips and the decrease in free ECLIA analyzers and SPR analyzers as noted above.

Research and development expenses were RMB10.8 million (US$1.7 million) for 1Q FY2011, representing a 1.1% year-over-year increase. The year-over-year increase was primarily due to an increase in salaries of research personnel offset by a decrease in stock compensation expense. Non-GAAP research and development expenses were RMB9.7 million (US$1.5 million) for 1Q FY2011, representing a 5.3% year-over-year increase. The year-over-year increase was primarily due to the increase in salaries of research personnel.

Sales and marketing expenses were RMB23.3 million (US$3.6 million) for 1Q FY2011, representing a 27.4% year-over-year increase. Non-GAAP sales and marketing expenses were RMB23.0 million (US$3.6 million) for 1Q FY2011, representing a 26.5% year-over-year increase. The year-over-year increases were primarily due to an increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB22.6 million (US$3.5 million) for 1Q FY2011, representing a 10.1% year-over-year decrease. The year-over-year decrease was primarily due to a decrease in stock compensation expense. Non-GAAP general and administrative expenses were RMB16.3 million (US$2.5 million) for 1Q FY2011, representing a 1.4% year-over-year increase.

Interest expense on convertible notes was RMB33.3 million (US$5.2 million) for 1Q FY2011. Non-GAAP interest expense on convertible notes was RMB32.4 million (US$5.0 million) for 1Q FY2011. As of June 30, 2011, the Company’s outstanding convertible notes of US$16.7 million, US$246.5 million and US$150.0 million in principal value bear interest at 3.5%, 4% and 6.25% per annum, respectively, and will mature in November 2011, August 2013 and December 2016, respectively.

Interest expense related to amortization of convertible notes issuance costs was RMB4.0 million (US$0.6 million) for 1Q FY2011.

Interest expense related to amortization of share lending costs was RMB2.3 million (US$0.4 million) for 1Q FY2011.

Other income was RMB4.8 million (US$0.7 million) for 1Q FY2011, representing a 88.9% year-over-year decrease. The significant year-over-year decrease was primarily due to a decrease in gain on repurchase of convertible notes.

Income tax expense was RMB29.3 million (US$4.5 million) for 1Q FY2011. The high effective tax rate was due to the fact that certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company was required to accrue for withholding income tax on distributable earnings generated in China which the Company does not intend to permanently reinvest in China.

Net income was RMB35.7 million (US$5.5 million) for 1Q FY2011, representing a 6.1% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in molecular diagnostic system sales offset by the decrease in gain on repurchase of convertible notes. Non-GAAP net income was RMB90.5 million (US$14.0 million) for 1Q FY2011, representing a 58.7% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in molecular diagnostic system sales and other reasons mentioned above.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB150.6 million (US$23.3 million) for 1Q FY2011, representing a 6.1% increase from the corresponding period of FY2010. The year-over-year increase was primarily due to the increase in molecular diagnostic system sales offset by the decrease in gain on repurchase of convertible notes.

Adjusted EBITDA was RMB154.3 million (US$23.9 million) for 1Q FY2011, representing a 46.7% increase from the corresponding period of FY2010. The increase was primarily due to increased sales in 1Q FY2011.

Stock compensation expense for 1Q FY2011 was RMB7.8 million (US$1.2 million), of which RMB0.2 million was allocated to cost of revenues, RMB1.0 million to research and development expenses, RMB0.3 million to sales and marketing expenses and RMB6.3 million to general and administrative expenses.

Amortization of acquired intangible assets for 1Q FY2011 was RMB47.7 million (US$7.4 million) which was all allocated to cost of revenues.

As of June 30, 2011, the Company’s cash and cash equivalents were RMB1,239.5 million (US$191.8 million). Net cash generated from operating activities for 1Q FY2011 was RMB62.2 million (US$9.6 million). Net cash generated from investing activities for 1Q FY2011 was RMB96.7 million (US$15.0 million). Net cash used in financing activities for 1Q FY2011 was RMB41.6 million (US$6.4 million).

As of June 30, 2011, the Company’s net accounts receivable was RMB565.1 million (US$87.4 million), representing an increase of 17.5% from the balance at March 31, 2011. The increase in net accounts receivable was primarily due to the increase in molecular diagnostic system sales to hospital customers which normally pay in 6 to 12 months and the slower payments from certain distributors of immunodiagnostic systems.

The Company evaluates the collectability of its accounts receivable based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay. The Company has recognized an allowance for doubtful accounts in its consolidated financial statements. The allowance for doubtful accounts increased by RMB2.4 million (US$0.4 million) to RMB28.8 million (US$4.4 million) as of June 30, 2011 from RMB26.4 million as of March 31, 2011.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.4635 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, June 30, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on June 30, 2011 or at any other dates.

Non-GAAP Measure Disclosures

The Company reported its operating results in accordance with U.S. generally accepted accounting principles (“GAAP”) for the three months ended June 30, 2010 and 2011. The Company also presented non-GAAP information, which included EBITDA and adjusted EBITDA, for the three months ended June 30, 2010 and 2011. The non-GAAP measures are defined below:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP gross margin represents non-GAAP gross profit divided by net revenues.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP sales and marketing expenses represent sales and marketing expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, excluding the effects of stock compensation expense.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, excluding the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP interest expense on convertible notes represents interest expense on convertible notes reported in accordance with GAAP, excluding the effects of non-cash interest expense of convertible notes.

•

Non-GAAP interest expense on amortization of share lending costs represents the exclusion of interest expense on amortization of share lending costs reported in accordance with GAAP, as this item is non-cash.

•	Non-GAAP other income (expense), net represents other income and expense, net reported in accordance with GAAP, excluding the effects of gain on repurchase of convertible notes.

•

Non-GAAP net income represents net income reported in accordance with GAAP, excluding the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, interest expense for amortization of share lending costs as well as gain on repurchase of convertible notes.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.

•	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense as well as gain on repurchase of convertible notes.

Non-GAAP financial measures are used by the Company in its financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 16, 2011 (or 8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-783-2141

•	International Dial-in Number 1-857-350-1600

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on August 17, 2011.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 67816623

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales personnel and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for the second fiscal quarter ending September 30, 2011 and full fiscal year ending March 31, 2012, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2011	June 30, 2011
	RMB	RMB	US$
	(in thousands)

Assets
Current assets
Cash and cash equivalents	1,123,818	1,239,458	191,763
Trade accounts receivable, net (1)	481,096	565,061	87,422
Inventories	19,273	20,315	3,143
Prepayments and other receivables	18,952	12,833	1,986
Due from a related party	98,225	—	—

Total current assets	1,741,364	1,837,667	284,314

Property, plant and equipment, net	139,448	134,562	20,819
Land use rights	6,859	6,811	1,054
Goodwill	8,654	8,654	1,339
Intangible assets, net	2,973,358	2,891,353	447,335
Convertible notes issuance costs	55,817	51,148	7,913
Share lending costs	22,562	19,804	3,064

Total assets	4,948,062	4,949,999	765,838

Liabilities
Current liabilities
Trade accounts payable	44,502	51,575	7,979
Accrued liabilities and other payables	191,120	206,260	31,912
Convertible notes	146,081	107,136	16,576
Income taxes payable	77,954	91,939	14,224

Total current liabilities	459,657	456,910	70,691

Convertible notes	2,606,223	2,562,778	396,500
Deferred income taxes	91,596	98,985	15,314

Total liabilities	3,157,476	3,118,673	482,505

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 322,680,001 issued and outstanding as of March 31, 2011 and June 30, 2011	258,840	258,840	40,046
Additional paid-in capital	875,448	881,287	136,348
Treasury stock	(201,362)	(201,362)	(31,154)
Accumulated other comprehensive loss	(77,293)	(78,120)	(12,086)
Retained earnings	934,953	970,681	150,179

Total shareholders’ equity	1,790,586	1,831,326	283,333

Total liabilities and shareholders’ equity	4,948,062	4,949,999	765,838

Note:

	As of
	March 31, 2011	June 30, 2011
	RMB’000	RMB’000	US$’000

(1) Trade accounts receivable	507,482	593,814	91,871
Allowance for doubtful accounts	(26,386)	(28,753)	(4,449)

Trade accounts receivable, net	481,096	565,061	87,422

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Three Months Ended			For the Three Months Ended
	June 30, 2010			June 30, 2011
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands except for per ADS information)

Net revenues (1)	186,170	—	186,170	237,111	—	237,111
Cost of revenues (2)	(61,354)	22,466	(38,888)	(87,880)	47,920	(39,960)

Gross profit	124,816	22,466	147,282	149,231	47,920	197,151
Operating expenses
Research and development (3)	(10,632)	1,418	(9,214)	(10,752)	1,048	(9,704)
Sales and marketing (3)	(18,266)	91	(18,175)	(23,263)	265	(22,998)
General and administrative (3)	(25,149)	9,031	(16,118)	(22,613)	6,270	(16,343)
Amortization of SPR intangible assets (4)	(27,329)	27,329	—	—	—	—

Total operating expenses	(81,376)	37,869	(43,507)	(56,628)	7,583	(49,045)

Operating income	43,440	60,335	103,775	92,603	55,503	148,106
Interest income	4,597	—	4,597	7,336	—	7,336
Interest expense – convertible notes (5)	(32,505)	7,916	(24,589)	(33,347)	990	(32,357)
Interest expense – amortization of convertible notes issuance costs	(4,012)	—	(4,012)	(4,007)	—	(4,007)
Interest expense – amortization of share lending costs (6)	(2,475)	2,475	—	(2,343)	2,343	—
Other income (expense), net (7)	43,295	(47,393)	(4,098)	4,794	(4,112)	682

Income before income tax	52,340	23,333	75,673	65,036	54,724	119,760
Income tax expense	(18,662)	—	(18,662)	(29,308)	—	(29,308)

Net income	33,678	23,333	57,011	35,728	54,724	90,452

Earnings per ADS
- basic (8)	1.30	0.89	2.19	1.36	2.08	3.44

- diluted (8)	1.29	0.89	2.18	1.35	2.07	3.42

Weighted average number of ADS
- basic (8)	26,005,975	—	26,005,975	26,300,264	—	26,300,264

- diluted (8)	26,128,403	—	26,128,403	26,485,024	—	26,485,024

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

Convenience Translation for Reference Only

	For the Three Months Ended
	June 30, 2011
	GAAP	Adjustments	Non-GAAP
	US$	US$	US$
	(in thousands except for per ADS information)

Net revenues (1)	36,685	—	36,685
Cost of revenues (2)	(13,597)	7,414	(6,183)

Gross profit	23,088	7,414	30,502
Operating expenses
Research and development (3)	(1,664)	163	(1,501)
Sales and marketing (3)	(3,599)	41	(3,558)
General and administrative (3)	(3,498)	970	(2,528)
Amortization of SPR intangible assets (4)	—	—	—

Total operating expenses	(8,761)	1,174	(7,587)

Operating income	14,327	8,588	22,915
Interest income	1,135	—	1,135
Interest expense – convertible notes (5)	(5,159)	153	(5,006)
Interest expense – amortization of convertible notes issuance costs	(620)	—	(620)
Interest expense – amortization of share lending costs (6)	(363)	363	—
Other income (expense), net (7)	742	(637)	105

Income before income tax	10,062	8,467	18,529
Income tax expense	(4,534)	—	(4,534)

Net income	5,528	8,467	13,995

Earnings per ADS
- basic (8)	0.21	0.32	0.53

- diluted (8)	0.21	0.32	0.53

Weighted average number of ADS
- basic (8)	26,300,264	—	26,300,264

- diluted (8)	26,485,024	—	26,485,024

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.4635 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, June 30, 2011. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on June 30, 2011 or at any other dates.

Notes:

		For the Three Months Ended
		June 30, 2010	June 30, 2011
		RMB’000	RMB’000	US$’000
(1)	Net revenues
	- Molecular diagnostic systems	108,092	156,144	24,158
	- Immunodiagnostic systems	78,078	80,967	12,527

		186,170	237,111	36,685

	Molecular diagnostic systems
	- HPV-DNA chips	18	14,050	2,174

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Three Months Ended
	June 30, 2010	June 30, 2011
	RMB’000	RMB’000	US$’000

Stock compensation expense	52	243	38
Amortization of acquired intangible assets	22,414	47,677	7,376

	22,466	47,920	7,414

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes.

	For the Three Months Ended
	June 30, 2010	June 30, 2011
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	47,393	4,112	637

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended
	March 31, 2011	June 30, 2011
	RMB	RMB	US$
	(in thousands)

Cash flow from operating activities:
Net income	16,095	35,728	5,528
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss	3,216	1,180	183
Depreciation and amortization of property, plant and equipment	5,510	5,501	851
Amortization of intangible assets	48,185	47,677	7,376
Non-cash interest expense on convertible notes	1,387	990	153
Amortization of convertible notes issuance costs	4,150	4,007	620
Amortization of share lending costs	2,386	2,343	363
Stock compensation expense	8,519	7,826	1,212
Land use rights expense	47	48	7
Loss on disposal of property, plant and equipment	30	41	6
Deferred income taxes	6,660	7,389	1,143
Gain on repurchase of convertible notes	(1,570)	(4,112)	(637)
Provision for allowance for doubtful accounts	6,020	2,367	366
Changes in operating assets and liabilities:
Trade accounts receivable	(89,377)	(86,332)	(13,357)
Prepayments and other receivables	(5,058)	1,846	286
Inventories	(2,633)	(1,042)	(161)
Accounts payable	25	7,073	1,094
Accrued liabilities and other payables	19,652	15,728	2,433
Income taxes payable	14,095	13,985	2,164

Net cash provided by operating activities	37,339	62,243	9,630

Cash flow from investing activities:
Purchase of property, plant and equipment	(737)	(656)	(102)
Purchase of intangible assets	(274)	—	—
Proceeds from sale of HIFU business	19,800	97,358	15,063

Net cash provided by investing activities	18,789	96,702	14,961

Cash flow from financing activities:
Payment for repurchase of convertible notes	(41,670)	(41,621)	(6,439)
Prepayment for repurchase of convertible notes	(4,127)	—	—
Payment for transaction cost for issuance of convertible notes	(1,647)	—	—
Payment for high yield note offering expenses	(1,477)	—	—

Net cash used in financing activities	(48,921)	(41,621)	(6,439)

Effect of foreign currency exchange rate change on cash and cash equivalents	(2,773)	(1,684)	(260)

Net increase in cash and cash equivalents	4,434	115,640	17,892
Cash and cash equivalents at beginning of period	1,119,384	1,123,818	173,871

Cash and cash equivalents at end of period	1,123,818	1,239,458	191,763

China Medical Technologies, Inc.

EBITDA and Adjusted EBITDA Measures

	For the Three Months Ended
	June 30, 2010	June 30, 2011
	RMB	RMB	US$
	(in thousands)
Net income	33,678	35,728	5,528
Adjustments:
Interest income	(4,597)	(7,336)	(1,135)
Interest expense – convertible notes	32,505	33,347	5,159
Interest expense – amortization of convertible notes issuance costs	4,012	4,007	620
Interest expense – amortization of share lending costs	2,475	2,343	363
Income tax expense	18,662	29,308	4,534

EBIT (1)	86,735	97,397	15,069
Adjustments:
Depreciation	5,475	5,501	851
Amortization	49,743	47,677	7,376

EBITDA (2)	141,953	150,575	23,296

EBITDA (2)	141,953	150,575	23,296
Adjustments:
Stock compensation expense	10,592	7,826	1,212
Gain on repurchase of convertible notes	(47,393)	(4,112)	(637)

Adjusted EBITDA (3)	105,152	154,289	23,871

Notes:

(1)	EBIT represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense and income tax expense.
(2)	EBITDA represents net income reported in accordance with GAAP, excluding the effects of interest income, interest expense, income tax expense, depreciation and amortization.
(3)	Adjusted EBITDA represents EBITDA excluding the effects of stock compensation expense and gain on repurchase of convertible notes.